
September 22, 2010

Mr. David W. Hempstead
Principal Executive Officer and Principal Financial Officer
TetriDyn Solutions, Inc.
1651 Alvin Ricken Drive
Pocatello, ID 83201

> **Re:** **TetriDyn Solutions, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Quarterly Period ended June 30, 2010**
> **Filed August 16, 2010**
> **File No. 033-19411-C**

Dear Mr. Hempstead:

We have reviewed your letter dated September 3, 2010, in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 25, 2010.

Form 10-K for the Fiscal Year ended December 31, 2009

Consolidated Balance Sheets, page F-2

1. We note your response to our prior comment number 3 in our letter dated July 21, 2010. Tell us how you considered ASC 230-10-45-4 related to the difference in cash balance in your cash flow statement to your balance sheet as of December 31, 2008.

Notes to Consolidated Financial Statements

Note 6 – Variable Interest Entities, page F-14

2.   We are considering your response to our prior comment number 1. Tell us how you
        considered disclosing the facts and assumptions that you considered to determine to
        change from the VIE consolidation method of accounting for SouthFork to the cost
        method of accounting.

3.   We note your response to our prior comment number 4 in our letter dated July 21, 2010.
        Tell us how you considered disclosing how you determined the gain on your disposal of
        discontinued operations. Refer to ASC 810-10-50-1B.

Form 10-Q for the Quarterly Period ended June 30, 2010

Item 4T. Controls and Procedures, page 15

4.   We note your response to our prior comment number 3 that you intend to add an
        additional sentence to your last paragraph under Item 4T. However, your revision should
        be made in the first paragraph that contains your conclusion of the effectiveness of your
        disclosure controls and procedures. Please refer to Section II.F.4 of Management's
        Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
        Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at
        <http://www.sec.gov/rules/final/33-8238.htm>.   Similar concerns apply to your proposed
        revisions in your Form 10-Q for the quarterly period ended March 31, 2010.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions
regarding comments on the financial statements and related matters. Please contact me at (202)
551-3730 with any other questions.

                                                Sincerely,

                                                Stephen Krikorian
                                                Accounting Branch Chief